

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2013

<u>Via E-mail</u>
Shelley Reynolds
Vice President, Worldwide Controller
Amazon.com, Inc.
410 Terry Avenue North
Seattle, WA 98109-5210

      Re: **Amazon.com, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2012
                Filed January 30, 2013
                File No. 000-22513

Dear Ms. Reynolds:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Dietrich A. King for

                    Mara L. Ransom
                    Assistant Director